PRIVILEGED AND CONFIDENTIAL

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

The Boston Consulting Group, Inc.

and

Green Falcon Investors I, L.P.

(Names of Applicant)

One Beacon Street, 10th floor

Boston, Massachusetts 02108

(Address of principal offices of Applicant)

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION PURSUANT TO SECTIONS 6(b) AND 6(e)

OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER EXEMPTING APPLICANTS FROM CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Mark Rosenthal The Boston Consulting Group, Inc. One Beacon Street, 10th floor Boston, Massachusetts 02108	Leor Landa, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017

This Application consists of 29 pages, including exhibits.

TABLE OF CONTENTS

Exhibits

UNITED STATES OF AMERICA

before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	)	AMENDMENT NO. 1 TO AND
	)	RESTATEMENT OF
	)	APPLICATION FOR AN ORDER
	)	OF EXEMPTION PURSUANT TO
GREEN FALCON INVESTORS I, L.P.	)	SECTIONS 6(b) AND 6(e) OF THE
THE BOSTON CONSULTING GROUP, INC.	)	INVESTMENT COMPANY ACT
	)	OF 1940
One Beacon Street, 10th Floor	)
Boston, Massachusetts 02108)
)

I. Summary OF APPLICATION

The Applicants (as defined herein) hereby amends and restates its application to the U.S. Securities and Exchange Commission (the “Commission”) for an order (the “Order”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder and Rule 38a-1 under the 1940 Act, Applicants request a limited exemption as set forth in this application (the “Application”). The order would permit the Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of employees’ securities companies within the meaning of Section 2(a)(13) of the 1940 Act.

No form having been prescribed by the Commission, the Applicants proceed under Rule 0-2 under the 1940 Act.

II. THE APPLICANTS

The “Applicants” include Green Falcon Investors I, L.P., a Delaware limited partnership (the “Existing Fund”) and any other subsequent pooled investment vehicles, if any, substantially similar in all material respects (other than form of organization, investment objective and strategy, and other differences described herein) that may be offered in the future to Eligible Investors (as defined below) and operated as an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act (each, a “Subsequent Fund”) (the Existing Fund and the Subsequent Funds are sometimes referred to herein collectively as the “Investment Funds”), as well as The Boston Consulting Group, Inc., a management consulting firm organized as a Massachusetts corporation (“BCG”), for itself and for each BCG Entity (as defined below). The Existing Fund is relying on Rule 6b-1 under the 1940 Act pending the order applied for hereby. BCG is a global management consulting firm that is owned exclusively, directly or indirectly, by its senior professionals.

III. THE INVESTMENT FUNDS

General. BCG will form one or more Investment Funds to enable Eligible Investors (as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of BCG or a BCG Entity without the necessity of having each investor identify such opportunities. In addition, the pooling of resources should allow the Eligible Investors access to investments which usually would not be offered to them as individual investors and the minimum investment level of which might otherwise be beyond their desired investment amounts.

The Existing Fund is a Delaware limited partnership, formed in 2016 pursuant to a limited partnership agreement (the “Existing Fund Agreement”).  The Existing Fund is being offered only to Eligible Employees to enable them to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them. The Existing Fund will invest in a diverse array of private equity funds, by investing in funds of private equity funds and co-investment funds.  The array of underlying private equity funds will also be geographically diverse and include some funds focused on investing in the United States and other funds focused on investing outside the United States.  The Existing Fund will be managed by its general partner, which will be wholly-owned by BCG. The general partner will be managed by the Investment Committee (as defined below).  The Investment Committee will establish the Existing Fund’s investment objectives, including the types of private equity funds in which the Existing Fund will invest and the percentage of the Existing Fund’s assets to be invested in each type of private equity fund.  It is expected that the Existing Fund will invest its assets in four to six different funds established by a single third-party investment manager (the “Initial Underlying Manager”) in order to achieve the Existing Fund’s investment objective established by the Investment Committee.   The funds managed by the Initial Underlying Manager are expected to include four funds of private equity funds and potentially two co-investment funds.  The funds of private equity funds will be funds of funds that will invest in private equity funds managed by various investment advisers unaffiliated with the Initial Underlying Manager, and the co-investment funds will be private equity funds that will invest directly in portfolio companies, if and when appropriate co-investment opportunities and other direct investment opportunities are made available to the Initial Underlying Manager.

The Applicants anticipate that each Subsequent Fund, if any, will also be structured as a limited partnership, although a Subsequent Fund could be structured as a domestic or offshore general partnership, limited liability company or corporation. An Investment Fund may include a single such vehicle designed to issue interests in series (“Series”) or having similar features to enable a single Investment Fund to function as if it were several successive Investment Funds for ease of administration. The organizational documents for any Subsequent Funds (together with the Existing Fund Agreement, the “Investment Fund Agreements”), will be substantially similar in all material respects to the Existing Fund Agreement, other than the provisions relating to investment objectives or strategies of a Subsequent Fund and for any operational differences related to the form of organization of a

Subsequent Fund, including the administrative features referred to below, differences arising from the fact that the categories of Eligible Investors to whom Subsequent Funds may be offered may be broader than the categories of Eligible Investors to whom the Existing Fund was offered, or as otherwise described herein.

An Investment Fund will offer interests therein (“Interests”) (other than short-term paper) solely to (1) BCG, (2) any entity controlling, controlled by, or under common control with BCG (each a “BCG Entity”) or (3) persons who are Eligible Investors.

Eligible Investors. “Eligible Investors” as used herein means persons who at the time of investment are (a) current or former employees, partners, principals, officers and directors of BCG or a BCG Entity (including people involved in administration, marketing, and operations of BCG or a BCG Entity) (“Eligible Employees”), (b) the immediate family members of Eligible Employees, which are parents, children, spouses of children, spouses, and siblings, including step or adoptive relationships (“Immediate Family Members”), and (c) trusts or other entities or arrangements the sole beneficiaries of which consist of Eligible Employees or their Immediate Family Members, or the settlors and the trustees of which consist of Eligible Employees, or Eligible Employees together with Immediate Family Members (“Eligible Investment Vehicles”).1 To qualify as an Eligible Investor with respect to an Investment Fund, each Eligible Employee and Immediate Family Member must, if purchasing an Interest from an Investment Fund or from a Member (as defined below), be an “accredited investor” as that term is defined in Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act of 1933 (the “Securities Act”), except that a maximum of 35 Eligible Employees who are sophisticated investors but who are not accredited investors may become investors in an Investment Fund if each of them falls into one of the following categories: (i) an Eligible Employee who (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment management, investment banking, legal or similar business experience, and (c) had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding the Eligible Employee’s admission as an investor of the Investment Fund and has a reasonable expectation of income from all sources of at least $140,000 in each year in which the Eligible Employee will be committed to make investments in the Investment Fund; or (ii) Eligible Employees who are “knowledgeable employees” as defined in Rule 3c-5 under the 1940 Act, of the Investment Fund (with the Investment Fund treated as though it were a “covered company” for purposes of the rule). An Eligible Employee described in clause (i) above will only be permitted to invest in an Investment Fund if such individual represents and warrants that he or she will not commit in any year more than 10% of his or her income from all sources for the immediately preceding year, in the aggregate, in an Investment Fund and in all other Investment Funds in which that investor has previously invested. BCG or any BCG Entity that acquires Interests in an Investment Fund will be an accredited investor. An Eligible Investment Vehicle may purchase an Interest from an Investment Fund or from a Member only if either (i) the investment vehicle is an “accredited investor”, as defined in Rule 501(a) of Regulation D under the Securities Act or (ii) the Eligible

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1If an Eligible Investment Vehicle is an entity or arrangement other than a trust, (a) the reference to “settlor” shall be construed to mean a person who created the vehicle or arrangement, alone or together with others, and also contributed funds or other assets to the vehicle, and (b) the reference to “trustee” shall be construed to mean a person who performs functions similar to those of a trustee of a trust.

Employee is a settlor2 and principal investment decision-maker with respect to the investment vehicle.  Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 non-accredited investor limit discussed above.

Prior to offering Interests to an Eligible Employee or Immediate Family Member, the General Partner (as defined below) must reasonably believe that the Eligible Employee or Immediate Family Member is a sophisticated investor capable of understanding and evaluating the risks of participating in the Investment Fund without the benefit of regulatory safeguards. The General Partner may impose more restrictive standards for Eligible Investors in its discretion. The beneficial owners of an Eligible Investment Vehicle will be persons eligible to hold interests in employees’ securities companies as defined in Section 2(a)(13) of the 1940 Act.

In order to ensure that a close nexus between the Eligible Investors and BCG is maintained, the permitted categories of Eligible Investors will be further circumscribed as described below. First, the terms of each governing document for an Investment Fund will provide that any Immediate Family Member participating in such Investment Fund (either through direct beneficial ownership of Interests or as an indirect beneficial owner through an Eligible Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee. If, to the knowledge of an Investment Fund’s General Partner, a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of Interests in an Investment Fund, such Investment Fund will be required to repurchase such Interests from such person at, or otherwise cause such Interests to be transferred by such person to an Eligible Investor for, the lesser of (a) the amount of Capital Contributions made with respect to such Interests plus interest (calculated at a rate determined by the General Partner to be reasonably comparable to interest earned by the Investment Fund on Temporary Investments (as defined below)) less prior distributions made with respect to such Interests and (b) the fair market value of the Interests as determined at the time of such required repurchase or transfer.

Second, including Eligible Investment Vehicles of Eligible Employees as Eligible Investors provides such Eligible Employees with the ability to make investments in the Investment Funds through personal investment vehicles over which they exercise investment discretion or vehicles the management or affairs of which they otherwise control through ownership of voting securities or otherwise. Eligible Employees may, from time to time, form these types of investment vehicles for the purpose of implementing their personal investment and estate planning objectives. Because an Eligible Employee of BCG controls its Eligible Investment Vehicles, there would be a close nexus between BCG and such Eligible Investment Vehicles.

Given the nexus between the Eligible Employees, Immediate Family Members, Eligible Investment Vehicles and BCG and the mechanisms that will be in place to ensure that only those persons with a close affiliation with BCG become and remain Members (as defined below) in an Investment Fund, the Applicants believe that the limitations on the classes of persons who may subscribe for, acquire or hold Interests in an Investment Fund enables such Investment Fund to qualify as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act. Notwithstanding the foregoing or anything contrary in this Application, the General

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2 See footnote 1 above.

Partner of an Investment Fund or a BCG Entity will have the absolute right to purchase any Interests according to the minimum payment provisions set forth below if such General Partner determines in good faith that any investor’s continued ownership of such Interests jeopardizes such Investment Fund’s status as an “employees’ securities company” under the 1940 Act and as contemplated by this Application.

Applicants submit that a substantial community of interest exists among BCG, the BCG Entities and the current and future Members of the Existing Fund, given the purposes and operations of the Existing Fund and the nature of the Eligible Investors actually participating in such funds. The Existing Fund is organized to provide a benefit for Eligible Investors by providing the opportunity to participate in certain investment opportunities which would in all likelihood be unavailable to such investors acting individually. Applicants submit that a substantial community of interest will likewise exist among BCG, the BCG Entities and the Members of any future Investment Funds. BCG will “control” (as defined in Section 2(a)(9) of the 1940 Act) the Existing Fund and any Subsequent Fund organized after the date hereof, determined without regard for the level of ownership by BCG in the Existing Fund or any Subsequent Fund.

Investments. The Investment Funds will invest in certain investment opportunities that come to the attention of BCG or a BCG Entity. These opportunities may include investments in operating businesses, separate accounts with registered or unregistered investment advisers, investments in pooled investment vehicles such as registered investment companies, investment companies exempt from registration under the 1940 Act, commodity pools, and other securities investments (each particular investment being referred to herein as an “Investment”). The Investment Funds will not acquire any security issued by a registered investment company if immediately after the acquisition the Investment Fund would own more than 3% of the total outstanding voting stock of the registered investment company. Participation as investors in an Investment Fund will allow the Eligible Investors who are members of the Investment Fund to diversify their investments and to have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means. The members of an Investment Fund are referred to herein as “Members.”

An Investment Fund may invest in another Investment Fund in a “master-feeder” or similar structure. For example, an Investment Fund established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in an Investment Fund established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues. An Investment Fund may also be operated as a parallel fund making investments on a side-by-side basis with a BCG Entity or alongside a fund managed and sponsored by an entity unaffiliated with BCG (a “Third Party Sponsored Fund”). Any BCG Entity’s co-investment with an Investment Fund will be subject to the restrictions contained in Condition 4 below.

Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern the eligibility of an Investment Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

Some of the investment opportunities for an Investment Fund may involve parties for which BCG or a BCG Entity was, is or will be retained to act as management consultants, and BCG or a BCG Entity may be paid by such parties for management consulting services and for related disbursements and charges. These amounts paid to BCG or a BCG Entity will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests. As described below, BCG may be reimbursed by an Investment Fund for direct costs of disbursements and expenses that it incurs on behalf of an Investment Fund.

No Investment will be made by an Investment Fund (or with respect to any Series thereof) unless the Investment has been approved by the Investment Committee. No Member will make or have the right to make an individual investment decision with respect to any Investment made by the Investment Fund or any Series thereof. In the event an Investment is so selected, the Investment will be allocated among the capital accounts of all Members on a pro rata basis determined with reference to each Member’s Capital Commitment (as defined below) or undrawn capital (or, in the case of a Series, each Member’s Capital Commitment or undrawn capital attributable to such Series). No single Investment will, at the time such Investment is made, account for more than 40 percent of the Capital Commitments of the Investment Fund (or Series thereof) unless the Members would be eligible to invest directly in such Investment.

Subject to the terms of the applicable governing documents and this Application, an Investment Fund will be permitted to enter into transactions involving (i) a BCG Entity, (ii) a portfolio company or (iii) any Member or person or entity affiliated with a Member. Such transactions may include, without limitation, the purchase or sale by an Investment Fund of an Investment, or an interest therein, from or to any BCG Entity, acting as principal. Prior to engaging in any such transactions that are Section 17 Transactions (as defined below), the General Partner will make the findings and comply with the recordkeeping requirements of Condition 1.

A BCG Entity (including the General Partner) may to the extent otherwise permissible under applicable regulatory requirements provide a full range of management consulting services or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith from entities in which an Investment Fund makes an investment or from competitors of such entities. Such fees or other compensation may include, without limitation, consulting fees. Employees of BCG may serve as partners, officers or directors of such entities pursuant to rights held by an Investment Fund or a BCG Entity to designate such partners, officers or directors, and receive fees and expense reimbursement in connection with such services. Any such fees or other compensation or expense reimbursement received by BCG or any BCG Entity will generally not be shared with any Investment Fund.

Capital Commitments. Each Member will commit to contribute a fixed amount of capital to an Investment Fund (the “Capital Commitment”). Each such Member will make one or more capital contributions (“Capital Contributions”) with respect to such Capital Commitment and other amounts due to such Investment Fund, in one or more installments, in accordance with a contribution schedule or upon written notice as provided in the applicable Investment Fund

Agreement, to fund Investments that have been selected in the manner described below. A Member may make an additional Capital Commitment only if he, she or it is an Eligible Investor at the time such additional Capital Commitment is made. Prospective Investments with respect to such Capital Commitments must be made within the period specified in the Investment Fund Agreement. The terms and conditions relating to Capital Commitments and Capital Contributions will be fully disclosed to Eligible Investors prior to the acceptance of their subscription documents.

Eligible Investors may be offered the opportunity to borrow funds from BCG to acquire Interests and/or to fund Capital Contributions. Any such loans will be interest-bearing and may be on a recourse or non-recourse basis, and may be secured by a pledge of equity in a BCG Entity, including the Interests.

Management. An Investment Fund will be managed by its general partner (the “General Partner”). The General Partner of the Existing Fund is a limited liability company. The General Partner will be wholly owned by BCG and will be managed by BCG through its executive committee and/or such other committee to be formed for such purpose (the “Investment Committee”). The Investment Committee will be comprised of senior professionals of BCG. BCG will control the Investment Funds within the meaning of section 2(a)(9) of the 1940 Act.

The chief function of the Investment Committee will be to review and select Investments for an Investment Fund (or a Series thereof) from time to time. No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee or the General Partner.

Administration of each Investment Fund will be vested in the General Partner. The General Partner may determine to delegate administrative activities to a third-party administrator. The administrator will in no event be a Member or otherwise hold any other security of an Investment Fund unless qualified as an Eligible Investor. If a third-party administrator is retained by the General Partner, the administrator will not recommend Investments or exercise investment discretion. The only functions of the administrator will be ministerial.

The terms of each Investment Fund will be determined by BCG, consistent with the terms and conditions of the Order. The specific investment objectives and strategies for an Investment Fund will be set forth in an informative memorandum relating to the Interests being offered, and in the relevant Investment Fund Agreement, and each Eligible Investor will receive a copy of the informative memorandum and Investment Fund Agreement before making an investment in an Investment Fund. The terms of the Investment Fund will be disclosed to each Eligible Investor at the time the investor is invited to participate in the Investment Fund.

BCG may establish Subsequent Funds in the future. However, the formation of such Subsequent Funds should not result in competition among Investment Funds, as a Subsequent Fund will not be established until all previously organized Investment Funds (or each existing Series of an Investment Fund) have substantially fully committed their available funds to Investments, or unless the Subsequent Fund has a different investment objective. As used herein, the terms “Members,” and “Investment Committee” include members and any investment committee of Subsequent Funds. Other than the investment objectives, strategies, form of organization, groups of Eligible Investors invited to participate and/or as otherwise described herein, Subsequent Funds will be substantially similar in form and operation to the Existing Fund.

Specifics on “Eligible Investors”. Interests in any Investment Fund will be offered only to BCG, BCG Entities, or Eligible Investors. As previously stated, Eligible Investors include only Eligible Employees, Immediate Family Members and Eligible Investment Vehicles. A Member may make an additional Capital Commitment to an Investment Fund only if he, she or it meets the criteria for an Eligible Investor contained herein at the time such additional Capital Commitment is made. In addition, the General Partner may impose more restrictive suitability standards with respect to any Investment Fund.

Applicants believe that substantially all of the present and former senior professionals of BCG and a smaller number of the total employees of BCG and the BCG Entities currently qualify as Eligible Investors. Such Eligible Investors have experience in matters of management consulting, investment banking, financial services, securities or investment businesses, and in the administrative, financial, legal, marketing or operational activities related thereto. Many Eligible Investors have had substantial experience acting as management consulting professionals in one or more of the foregoing businesses, and in order to invest in Interests such investors must meet the criteria set forth in the preceding paragraph. As a result, each Eligible Investor will be able to make the investment decision to purchase Interests of an Investment Fund (or any Series thereof) on his or her own. Eligible Investors will not need the protection of the regulatory safeguards intended to protect the public, and Eligible Investors will know and have access to the members of the Investment Committee so as to obtain any information necessary for an Eligible Investor’s decision as to whether to participate in an Investment Fund. Interests will be offered and sold by the Investment Funds in reliance upon the exemption from registration under the Securities Act contained in Section 4(a)(2) or pursuant to Regulation D or Regulation S promulgated thereunder.

In connection with any Investment Fund, the Applicants further confirm as follows:

(a)       BCG, the BCG Entities, the General Partner(s), the Investment Committee, and any other person acting for or on behalf of the Investment Funds shall act in the best interest of the Investment Funds and their Members.

(b)       Notwithstanding any language in the organizational documents for or other contractual arrangement regarding an Investment Fund that modifies or purports to modify a grant of discretion (including, but not limited to, the use of the words “at its sole discretion” or “at its absolute discretion”), whenever BCG, the BCG Entities, the General Partner(s), the Investment Committee, or any other person acting for or on behalf of the Investment Funds is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with good faith and any fiduciary duties owed to the Investment Funds and the Members.

(c)       The organizational documents for and any other contractual arrangement regarding an Investment Fund will not contain any provision which protects or purports to protect BCG, the BCG Entities, the General Partner(s), the Investment Committee, or their delegates against any liability to the Investment Fund or the Members to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

Applicants represent and concede that the members of the Managing Member and the Investment Committee are, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Investment Funds within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser, or depositor” within the meaning of Section 36 of the 1940 Act and are subject to those Sections.

Specifics on Investment Fund Operations. A Capital Commitment by a Member must be paid, in one or more installments in accordance with a contribution schedule or upon written notice, as provided in the applicable Investment Fund Agreement, to fund Investments selected by the Investment Committee. A Member that fails to contribute any part of its Capital Commitment or any portion of a fee calculated with respect to that Member, if applicable, will be in default. The terms and conditions relating to a default with respect to Interests in an Investment Fund will be fully disclosed to Eligible Investors prior to the acceptance of their subscription documents. To provide flexibility in connection with an Investment Fund’s obligation to contribute capital to fund an Investment, and the associated obligation of the Members to make Capital Contributions with respect to their Capital Commitments, an Investment Fund Agreement may provide that the Investment Fund may engage in borrowings in connection with such funding of Investments. Any borrowings by an Investment Fund with respect to the funding of Investments (excluding, for the avoidance of doubt, indebtedness incurred specifically on behalf of a Member where the Member has agreed to guarantee the loan or to act as co-obligor on the loan) will be non-recourse to the Members, but may be secured by a pledge of the Members’ respective capital accounts and unfunded Capital Commitments. An Investment Fund will not borrow from any person that is not a BCG Entity if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own any outstanding securities of an Investment Fund (other than short-term paper). As noted above, a Member may make an additional Capital Commitment only if he, she or it is an Eligible Investor at the time such additional Capital Commitment is made. If BCG or a BCG Entity makes a loan to an Investment Fund, the lender will be entitled to receive interest, provided that the rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. An Investment Fund will not lend any funds to BCG or a BCG Entity. If BCG or a BCG Entity extends a loan to an Eligible Investor in respect of any Investment Fund, the loan will be made at an interest rate no less favorable than that which could be obtained on an arm’s length basis. Loans will not be extended or arranged if otherwise prohibited by law, including the Sarbanes-Oxley Act of 2002.

Redemption; Withdrawal. Members will not be entitled to redeem their respective Interests in a closed-end Investment Fund. A Member will be permitted to transfer his or her Interest only with the express consent of the General Partner, which may be withheld in the discretion of the General Partner, and then only to BCG, a BCG Entity or an Eligible Investor. A Member will not be permitted to withdraw from an Investment Fund except with the consent of the General Partner (which may be withheld in its discretion). A Member will not be subject to removal except for good cause as determined by the General Partner, or if the General Partner, in its discretion, deems such withdrawal to be in the best interest of the Investment Fund. The Interests of a Member who is no longer eligible to own interests in an employees’ securities company as defined in section 2(a)(13) of the 1940 Act will be repurchased, subject to the minimum payment provisions described below. The General Partner does not currently intend to require any Member to withdraw. The following circumstances, among others, could warrant the withdrawal of a Member or sale of a Member’s Interests to another Eligible Investor: if a Member who is an Eligible Employee ceases to be a partner or employee of BCG (including as a result of such Eligible Employee’s death, disability, termination, retirement or withdrawal), an Immediate Family Member’s or Eligible Investment Vehicle’s related Eligible Employee ceases to be a partner or employee of BCG (including as a result of such Eligible Employee’s death, disability, termination, retirement or withdrawal), adverse tax consequences were to inure to the Investment Fund, the General Partner or any Member were a particular Member to remain, or a situation in which the continued membership of the Member would violate applicable law or regulations. Upon withdrawal or sale of a Member’s Interest, the Investment Fund or purchaser will at a minimum pay to the Member the lesser of: (a) the amount of such Member’s Capital Contributions plus interest (calculated at a rate determined by the General Partner to be reasonably comparable to interest earned by the Investment Fund on Temporary Investments) less prior distributions; and (b) the fair market value of the Interest as determined at the time of such withdrawal or sale in good faith by the General Partner. If a Member ceases to be a partner or employee of BCG or any BCG Entity, such Member may continue to be a Member of the Investment Fund, although with the consent of the General Partner, such Member may be permitted to reduce the unfunded portion of his or her Capital Commitment, assign his or her interest to other Eligible Investors, and/or be paid for his or her Interest as described above. The terms of any purchase will apply equally to any Immediate Family Member of, or Eligible Investment Vehicle related to, an Eligible Employee.

In the event of the death of a Member, such Member’s estate will succeed to the right to receive distributions with respect to the deceased Member’s interest in the Investment Fund but will not be admitted as a substitute Member.

Distributions. The General Partner will have discretion as to the timing of distributions (cash and other proceeds from an Investment Fund’s Investments) to its Members. Such distribution policy is expected to be to periodically distribute payments received with respect to Investments, including proceeds from the disposition of Investments, except to the extent retained to meet commitments with respect to other Investments or to pay or reserve for expenses and liabilities.

Valuation. The value of the Members’ Capital Accounts (as defined below) will be determined at such times as the General Partner deems appropriate or necessary; however, such valuation will be done at least annually at the Investment Fund’s fiscal year-end. The General Partner will only cause the assets held by an Investment Fund to be valued when such valuation is necessary or appropriate for the administration of the Investment Fund; valuation of a Member’s interest at other times remains the responsibility of the individual Member. The Investment Fund will maintain records of all financial statements received from the issuers of the Investments, and will make such records available for inspection by the Members, in accordance with the Investment Fund Agreement.

The General Partner will value the assets held by an Investment Fund at the current market price (closing price) in the case of marketable securities. All other securities will be valued by the General Partner in good faith at fair value. The foregoing valuation method is applicable in each instance in which a value is assigned to Interests in the Investment Fund.

Fees and Expenses. Each Investment Fund will generally bear its own expenses. BCG or a BCG Entity, as applicable, may be reimbursed by an Investment Fund for reasonable and necessary out-of-pocket costs directly associated with the organization and operation of the Investment Fund, including administrative expenses. BCG or a BCG Entity may allocate to an Investment Fund any out-of-pocket expenses specifically attributable to the organization and operation of that Investment Fund. Such reimbursements may include legal fees, filing fees, registration fees, tax preparation fees, auditing fees, mailing costs, telephone charges and other similar costs. There will be no allocation of any of BCG’s operating expenses to the Investment Funds. Some of the investment opportunities available to an Investment Fund may involve parties for which BCG was, is or will be retained to act as management consultants, and BCG may be paid by such parties for management consulting services and for related disbursements and charges. These amounts paid to BCG will not be paid by an Investment Fund itself but by the entities in which an Investment Fund invests or their sponsors.

No management fee or other compensation will be paid by an Investment Fund or the Members to the Investment Committee, any member of the Investment Committee, or the General Partner. Also, no fee of any kind will be charged in connection with the sale of Interests in an Investment Fund.

Additional Terms of the Investment Funds. Each Investment Fund will operate either as a closed-end or open-end management investment company and a particular Investment Fund will operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act. The General Partner will register as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), if such registration is required under the Advisers Act and the rules thereunder.

Certain Investments acquired by an Investment Fund may have the objective of capital appreciation through speculative investments primarily in securities (including debt, equity or partnership interests) associated with leveraged buy-outs, venture capital investments, private equity funds, private placements, bankrupt entities, real estate and other similar situations, and may include both put and call options or warrants. In addition, certain Investments may involve quantitative or alternative investment strategies such as risk arbitrage, including, for example, convertible securities arbitrage. Certain Investments may involve investments in equity interests in one or more of the following: foreign currency securities, securities representing oil and gas and other mineral interests, precious metals securities, the securities of foreign issuers and real estate securities.

Capital will be contributed to an Investment Fund periodically as determined by the General Partner.3 Pending the payment of the full purchase price for an Investment or a Capital Contribution to an Underlying Fund, funds contributed to the Investment Fund may be invested in short-term high quality investments or deposited in interest-bearing bank accounts (collectively, “Temporary Investments”).

The formation of an Investment Fund is intended to create an opportunity for the Eligible Investors to invest in ventures in which they, as individuals, might not have otherwise been able to invest with less risk due to diversification and to achieve returns on their investment which may be greater proportionately than returns they can obtain on individual investments. An Investment Fund may invest in investment opportunities offered to, or that come to the attention of, BCG and the BCG Entities or the Investment Committee, including opportunities in which BCG or any BCG Entity (including Members of the Investment Funds) may invest for their own respective accounts or as to which BCG or the BCG Entities and their affiliates act as management consultant to the issuer, underwriter, placement agent and/or investment adviser, subject to conditions 1 through 4 below. An Investment Fund will operate either as a blind pool where, for example, investment opportunities arise subsequent to Member commitments, or as a vehicle for making a specific investment that is known and identified to Members prior to their election to participate in the Investment Fund.

Certain Investments will be long-term private Investments in partnerships and limited liability companies, which restrict transfer of securities but may permit redemptions. Thus, the capital will be withdrawn from the partnership or limited liability company if a decision to terminate the Investment is made and such withdrawal is permitted. If any transfer is permitted, the securities may be sold in arms-length transactions if they are not redeemable. Any securities of publicly traded companies in which the Investment Fund invests, if disposed of, will be sold at the current market value or may be distributed in kind, if in accordance with all applicable state and federal securities laws.

An Investment Fund is intended to provide substantial appreciation opportunities to its Members. Upon execution of the Investment Fund Agreement, an Eligible Investor will become a Member of an Investment Fund. The net income, net gain and net loss of an Investment Fund will be determined in accordance with its Investment Fund Agreement. Each Member of the Investment Fund will have a separate capital account (a “Capital Account”) with respect to which he or she has made a Capital Commitment. Such Capital Account will equal the

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3 As a matter of convenience for Members that are Eligible Employees, an Investment Fund may satisfy Capital Contribution obligations of such Members by obtaining payment directly from the amounts otherwise payable to such Members from BCG, or by a line of credit from BCG that will be paid off by the amounts otherwise payable to such Members from BCG. An Investment Fund may also make distributions to Members by using BCG as a paying agent for electronic transfers to its Members.

sum of all the Capital Contributions of such Member (x) increased by such Member’s allocable share of income and gain as provided in the Investment Fund Agreement and (y) decreased by (i) such Member’s share of deduction, loss and expense as provided in the Investment Fund Agreement and (ii) the cash amount or fair market value at the time of the distribution of all distributions of cash or other property made by the Investment Fund to such Member pursuant to the Investment Fund Agreement. In the event that the General Partner determines, in its sole discretion, that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to effectuate the intended economic sharing arrangement of the Members, the General Partner may be authorized or directed to make such modification.

The General Partner is authorized to adopt any convention or combination of conventions likely to be upheld for federal income tax purposes regarding the allocation and/or special allocation of items of Investment Fund income, gain, loss, deduction and expense with respect to a newly issued Interest, a transferred Interest or a repurchased Interest in the Investment Fund. The General Partner may determine allocations to Capital Accounts based on annual or other periodic realized and unrealized net increases (or net decreases, as the case may be) in the value of an Investment, provided that, the Capital Account balances of the Members shall not be reduced below zero.

Reports and Accounting. Within 120 days after the end of each Investment Fund’s fiscal year, or as soon as practicable thereafter, each Investment Fund will send its Members an annual report regarding its operations. The annual report of the Investment Fund will contain financial statements audited by an independent accounting firm. For purposes of this requirement, “audit” has the meaning defined in Rule 1-02(d) of Regulation S-X. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by the Investment Fund, and will make such file available for inspection by its Members in accordance with its Investment Fund Agreement.

An Investment Fund, within 90 days or as soon as practicable after the end of each fiscal year of the Investment Fund, will transmit a report to each Member setting out information with respect to that Member’s distributive share of income, gains, losses, credits and other items for U.S. federal income tax purposes, resulting from the operation of the Investment Fund during that year.

The Existing Fund will adopt the written procedures needed to ensure compliance with the terms and conditions of this application (including the procedures required by condition 3 below and Rule 38a-1, as modified in this application (“Modified Rule 38a-1”), has appointed a chief compliance officer, and is otherwise in compliance with Modified Rule 38a-1 and with the terms and conditions of the application. Applicants state that the Existing Fund and any Subsequent Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the application by the Commission will comply with all of the terms and conditions stated in the most recent version of the application filed with the Commission.

IV. APPLICABLE 1940 ACT PROVISIONS

Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in relevant part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the Rules and Regulations, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among others, the form of organization and the capital structure of the company; the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; the prices at which securities issued by the company will be sold and any applicable sales load; the disposition of the proceeds of the securities issued by the company; the character of securities in which those proceeds will be invested; and the existence of any relationship between the company and the issuers of securities held by the company.

Section 6(e) of the 1940 Act provides that the Commission may determine it necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company, as though such company is a registered investment company.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain entities affiliated with an investment company, acting as principal, from knowingly selling any security to the investment company or knowingly purchasing a security from the investment company. Among the entities precluded from dealing as principal with an investment company under Section 17(a) are: (1) any affiliated person of the investment company and (2) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-l promulgated thereunder, in the absence of an exemption granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such persons from acting as principal, to effect any transaction in connection with, any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder.

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that each registered investment company to adopt a written code of ethics and to monitor all transactions of each access person of such investment company.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for: an investment company to its shareholders and the Commission; and key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations. Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

V. DISCUSSION

The Applicants intend to organize and operate each Investment Fund as an “employees’ securities company” within the meaning of Section 2(a)(13) of the 1940 Act, and the Applicants believe that it would be in the best interests of the Investment Funds and the Members, and consistent with the policies and purposes of the 1940 Act, to exempt the Applicants from most of the provisions of the 1940 Act and the Rules and Regulations. The Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of investors. The Applicants seek relief under Sections 6(b) and 6(e) of the 1940 Act from all provisions of the 1940 Act except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e),

and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-l under the 1940 Act, Applicants request a limited exemption as set forth in this application.

Section 17(a)

Section 17(a) of the 1940 Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.  The Applicants request an exemption from Section 17(a) to the extent necessary to (a) permit a BCG Entity (or any affiliated person of such BCG Entity), or any affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of an Investment Fund (“First-Tier Affiliates”) or affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) of such persons (“Second-Tier Affiliates,” and together with First-Tier Affiliates, “Affiliates”), acting as principal, to engage in any transaction directly or indirectly with any Investment Fund or any company controlled by such Investment Fund; and (b) permit an Investment Fund to invest in or engage in any transaction with any BCG Entity, acting as principal, (i) in which such Investment Fund, any company controlled by such Investment Fund or any BCG Entity has invested or will invest, or (ii) with which such Investment Fund, any company controlled by such Investment Fund or any BCG Entity is or will become otherwise affiliated.  The transactions to which any Investment Fund is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 3 in Section VI below have been satisfied.  In addition, these transactions will be effected only to the extent not prohibited by the applicable governing documents.

Applicants submit that the exemptions sought from Section 17(a) are consistent with the purposes of the 1940 Act and the protection of investors. The Members will be informed in an Investment Fund’s offering materials of the possible extent of the dealings by such Investment Fund and any portfolio company with BCG, any BCG Entity or any affiliated person thereof; and as experienced professionals acting on behalf of financial services businesses, the Members will be able to evaluate the risks associated with those dealings. The community of interest among the General Partner, the Members, BCG and the BCG Entities will serve to reduce the risk of abuse in transactions involving an Investment Fund and BCG, any BCG Entity or any affiliated person thereof.

Applicants also represent that they recognize that any transactions subject to Section 17(a) of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission.

Section 17(d) and Rule 17d-1

Applicants request an exemption from Section 17(d) and Rule 17d-1 to the extent necessary to permit an Investment Fund to engage in transactions in which an Affiliate participates as a joint or a joint and several participant with such Investment Fund. Applicants assert that strict compliance with Section 17(d) and Rule 17d-1 would, in many instances, force an Investment Fund to refrain from making an attractive Investment simply because an Affiliate has made or is contemplating making the same Investment.

Joint transactions in which an Investment Fund could participate might include the following: (1) a joint investment by one or more Investment Funds in a security in which BCG or a BCG Entity, or another Investment Fund, is a joint participant or plans to become a participant; (2) a joint investment by one or more Investment Funds in another Investment Fund; and (3) a joint investment by one or more Investment Funds in a security in which an Affiliate is an investor or plans to become an investor, including situations in which an Affiliate has a partnership or other interest in, or compensation arrangement with, such issuer, sponsor or offeror.

Applicants submit that the relief sought from Section 17(d) and Rule 17d-1 is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the company’s shareholders by causing the company to participate in a joint endeavor on a basis different from, and less advantageous than, that of another party. As noted above, the Eligible Investors are sophisticated and experienced in business and financial matters and have the same economic interest as all other Members. In addition, Applicants note that, in light of the purpose of BCG and the BCG Entities of establishing the Investment Funds so as to reward Eligible Investors and to attract highly qualified personnel to BCG and the BCG Entities, the possibility is minimal that an affiliated party investor will enter into a transaction with an Investment Fund with the intent of disadvantaging such Investment Fund. Applicants believe that the possibility that an Investment Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with conditions 1 through 4 below.

Applicants suggest that strict compliance with Section 17(d) and Rule 17d-1 would cause an Investment Fund to forego investment opportunities simply because a Member, BCG, a BCG Entity or other affiliated persons of the Investment Fund, BCG or the BCG Entities also had, or contemplated making, a similar investment.

In addition, because attractive investment opportunities of the types considered by an Investment Fund often require that each participant make available funds in an amount that may be substantially greater than that available to the investor alone, there may be certain attractive opportunities of which the Investment Fund may be unable to take advantage except as a co-participant with other persons, including affiliates. The flexibility to structure co- and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Investment Funds may be given the opportunity to co-invest with entities to which BCG or a BCG Entity provides, or has provided, services, and from which it may have received fees, but which are not affiliated persons of the Investment Fund, BCG, any BCG Entity or affiliated persons of such affiliated persons. The Applicants believe that such entities should not be treated as “Co-Investors” for purposes of condition 4. When such entities permit others to co-invest with them, it is common for the transaction to be structured such that all investors have the opportunity to dispose of their investment at the same time. Nevertheless, it is important to BCG and the BCG Entities that the interests of their clients take priority over the interests of the Investment Funds and that the activities of their clients not be burdened by activities of the Investment Funds. If condition 4 were to apply to the Investment Funds’ investments in these situations, the effect of such a requirement would be to indirectly burden BCG’s or the BCG Entities’ clients with the requirements of condition 4. In addition, the relationship of an Investment Fund to a client of BCG or a BCG Entity that is not an affiliated person of BCG, any BCG Entity or the Investment Fund is fundamentally different from such Investment Fund’s relationship to BCG, the BCG Entities and their affiliated persons. The focus of, and the rationale for, the protections contained in the requested relief are to protect the Investment Funds from overreaching by BCG, the BCG Entities and their affiliated persons, whereas the same concerns are not present with respect to the Investment Funds vis-à-vis unaffiliated persons of BCG or the BCG Entities or the Investment Fund who are clients of BCG or a BCG Entity.

Applicants acknowledge that any transactions subject to Section 17(d) and Rule 17d-1 of the 1940 Act for which exemptive relief has not been requested in this Application would require specific approval by the Commission.

Section 17(f)

Applicants request exemption from the requirements, contained in Section 17(f) and in Rule 17f-2 promulgated thereunder, to permit the following exceptions from the requirements of Rule 17f-2: (i) compliance with paragraph (b) of the Rule may be achieved through safekeeping in the locked files of BCG; (ii) for purposes of the Rule, (A) employees of BCG or a BCG Entity will be deemed employees of the Investment Funds, (B) officers and members of the Managing Member and members of the Investment Committee will be deemed to be officers of such Investment Funds, and (C) officers and members of the Managing Member and members of the Investment Committee will be deemed to be the board of directors of such Investment Funds; and (iii) instead of the verification procedure under paragraph (f) of the Rule, verification will be effected quarterly by two employees each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that most of the investments will be evidenced by partnership agreements or similar documents, rather than by negotiable certificates which could be misappropriated. Such instruments are most suitably kept in BCG’s files, where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g)

Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Investment Funds who are not “interested persons” of the respective Investment Funds (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Managing Members, regardless of whether any of them is deemed to be an interested person of the Investment Funds. Each Managing Member will be an interested person of the Investment Funds. Applicants submit that relieving them from the requirement under Rule 17g-1 that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a Managing Member who is not an “interested person.”

The Investment Funds will comply with all other requirements of Rule 17g-1, except that the Investment Funds request an exemption from the requirements of Rule 17g-1(g) and (h) relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of Rule 17g-1(j)(3) that the Investment Funds have a majority of disinterested directors, that those disinterested directors select and nominate any other disinterested directors of the Investment Funds, and that any legal counsel for those disinterested directors be independent legal counsel. Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Investment Funds. The General Partner will maintain the materials otherwise required to be filed with the Commission by Rule 17g-1(g) and the Applicants agree that all such material will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company, the Investment Funds will not have public investors. Exempting the Investment Funds from these provisions does not diminish investor protections, as Eligible Investors will still receive the protections offered by the Investment Funds’ compliance with the other provisions of Rule 17g-1. Moreover, the Investment Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1. In addition, Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Investment Funds will not have boards of directors. The members of the Investment Committee of an Investment Fund are the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining, and have access to, all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the members of the Investment Committee regarding this information.

For the same reasons, Applicants believe that the requirements relating to disinterested directors and their counsel in Rule 17g-1(j)(3) are burdensome and unnecessary as applied to the Investment Funds. As discussed above, the Investment Funds will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Investment Funds. Moreover, in light of the purpose of the Investment Funds and the community of interest among the Investment Funds, and between the Investment Funds and the members of the Investment Committee, Applicants believe that little purpose would be served by this requirement, even if it were feasible. The Investment Funds will comply with all other requirements of Rule 17g-1. The fidelity bond of the Investment Funds will cover the Investment Committee, the General Partner and all employees of BCG or any BCG Entity who have access to the securities or funds of the Investment Funds.

Section 17(j)

Applicants request exemptions from the requirement, contained in Section 17(j) and Rule 17j-1 promulgated thereunder, that every registered investment company adopt a written code of ethics and every “access person” of such registered investment company report to the investment company with respect to transactions in any security in which such access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in the security. Applicants request an exemption from the requirements of Rule 17j-1, with the exception of Rule 17j-l(b), because they are burdensome and unnecessary as applied to an Investment Fund and because the exemption is consistent with the policy of the 1940 Act. Requiring the Investment Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time-consuming and expensive, and would serve little purpose in light of, among other things, the community of interests among the Members of the Investment Fund and the General Partner by virtue of their common economic interest in the Investment Fund and their common association with and interest in BCG or a BCG Entity. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of the Investment Fund.

Sections 30(a), 30(b) and 30(e)

Applicants request exemption from the requirements, contained in Sections 30(a), 30(b), 30(e), and the Rules and Regulations promulgated thereunder, that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to an Investment Fund and would entail administrative and legal costs that outweigh any benefit to the Members. Exemptive relief is requested to the extent necessary to permit an Investment Fund to report annually to its Members in the manner described herein. Within 120 days after the close of each fiscal year of the Investment Fund, or as soon as practicable thereafter, the General Partner shall prepare or cause to be prepared and distribute to each Member an annual report which will include financial statements audited by an independent accounting firm. The Investment Fund will maintain a file containing any financial statements and other information received from the issuers of Investments held by the Investment Fund and make such file available for inspection by its Members. In addition, within 90 days or as soon as practicable after the end of each fiscal year of the Investment Fund, the Investment Fund will transmit to each Member a report indicating his or her share of the income or losses of the Investment Fund for federal income tax purposes for that year.

Section 30(h)

Applicants request exemption from Section 30(h) to the extent necessary to exempt the General Partner, any 10 percent shareholder and any other person who may be deemed to be an officer, director, member of an advisory board, or otherwise subject to Section 30(h), of an Investment Fund from filing Forms 3, 4 and 5 under Section 16 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their ownership of Interests in the Investment Fund. There is no trading market for Interests, and transferability of Interests is severely restricted. In view of the foregoing, the purposes underlying Section 16 of the Exchange Act would not be served by requiring the filing of Forms 3, 4, and 5. Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them.

Sections 36 through 53

Sections 36 through 53 of the 1940 Act deal generally with, among other matters, the Commission’s rulemaking, investigation and enforcement powers under the 1940 Act and the Rules and Regulations thereunder. Each Investment Fund will comply with Rule 38a-l(a), (c) and (d), except that (i) the members of the Investment Committee of each Investment Fund will fulfill the responsibilities assigned to the Investment Fund’s board of directors under the Rule, (ii) because all members of the Investment Committee would be considered interested persons of the Investment Funds, approval by a majority in interest of the disinterested board members contemplated by Rule 38a-l will not be obtained, and (iii) because all members of the Investment Committee would be considered interested persons of the Investment Funds, the Investment Funds will comply with the requirement in Rule 38a-l(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the members of the Investment Committee.

VI. CONDITIONS

The Applicants agree that the order will be subject to the following conditions:

1. Each proposed transaction, to which an Investment Fund is a party, otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 (the “Section 17 Transactions”) will be effected only if the Investment Committee determines that: (a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to Members of the Investment Fund and do not involve overreaching of the Investment Fund or its Members on the part of any person concerned; and (b) the Section 17 Transaction is consistent with the interests of the Members of the Investment Fund, the Investment Fund’s organizational documents and the Investment Fund’s reports to its Members.

In addition, the Investment Committee will record and preserve a description of such Section 17 Transactions, the findings of the Investment Committee, the information or materials upon which their findings are based and the basis therefor. All such records will be maintained for the life of the Investment Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

2. If purchases or sales are made by an Investment Fund from or to an entity affiliated with the Investment Fund by reason of a member of the Investment Committee (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Investment Fund’s determination of whether or not to effect the purchase or sale.

3. The Investment Committee will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17

Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Investment Fund, or any affiliated person of such a person, promoter, or principal underwriter.

4. The Investment Committee will not purchase for an Investment Fund any Investment in which a Co-Investor, as defined below, has or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Investment Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment: (a) gives the Investment Fund holding such investment sufficient, but not less than one day’s notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless the Investment Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with the Co-Investor. The term “Co-Investor” with respect to an Investment Fund means any person who is: (a) an affiliated person of the Investment Fund; (b) BCG and any BCG Entity; (c) a current or former partner or key administrative employee of BCG or a BCG Entity; (d) a company in which a member of the Investment Committee, BCG or a BCG Entity acts as an officer, director, or general partner, or has a similar capacity to control the sale or disposition of the company’s securities; or (e) an investment vehicle offered, sponsored, or managed by BCG or an affiliated person of BCG.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which the Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of the Co-Investor or a trust established for the benefit of any such family member; (c) when the investment is comprised of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act; (d) when the investment is comprised of securities that are national market system (“NMS”) stocks, pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system of securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the 1940 Act.

5. An Investment Fund will send, within 120 days after the end of its fiscal year, or as soon as practicable thereafter, to each Member who had an interest in the Investment Fund at any time during the fiscal year then ended, reports and information regarding the Investments, including financial statements for such Investment Fund audited by an independent accounting firm. The Investment Committee will make a valuation or have a valuation made of all of the assets of an Investment Fund as of each fiscal year end. In addition, within 90 days after the end of each fiscal year of the Investment Fund or as soon as practicable thereafter, the Investment Fund shall send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the

Member of his or her federal and state income tax returns and a report of the investment activities of the Investment Fund during such year.

6. An Investment Fund will maintain and preserve, for the life of the Investment Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports of the Investment Fund to be provided to its Members, and agrees that all such records will be subject to examination by the Commission and its staff. All such records will be maintained in an easily accessible place for at least the first two years.

VII. REQUEST FOR RELIEF

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6 (e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in this application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken. Each Applicant states that the person signing and filing this Application on behalf of such Applicant has been fully authorized to do so and any amendments thereto as are deemed appropriate.

The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A-1 and Exhibit A-2. Pursuant to Rule 0-2(f), the Applicants hereby state that the address of the Applicants is One Beacon Street, 10th floor, Boston, Massachusetts 02108, and further state that all communications or questions concerning this Application should be directed to:

Leor Landa, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

WHEREFORE, the Applicants request that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 and Sections 36 through 53, and the Rules and Regulations thereunder. With respect to Sections 17 and 30 of the 1940 Act, and the Rules and Regulations thereunder, and Rule 38a-1 under the 1940 Act, the requested exemption is limited as set forth in the application.

THE BOSTON CONSULTING GROUP, INC.

Dated: March 8, 2017	By:	/s/ Mark Rosenthal
Name: Mark Rosenthal
Title: Secretary

GREEN FALCON INVESTORS I, L.P.

By: GREEN FALCON INVESTORS GP, LLC its General Partner

Dated: March 8, 2017	By:	/s/ Mark Rosenthal
Name: Mark Rosenthal
Title: Secretary

EXHIBIT INDEX

A-1	Verification for Green Falcon Investors I, L.P.

A-2	Verification for The Boston Consulting Group, Inc.

EXHIBIT A-1

STATE OF	)
MASSACHUSETTS

) SS
COUNTY OF	)
SUFFOLK

Verification

The undersigned, being duly sworn, deposes and says that he/she has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, for and on behalf of Green Falcon Investors I, L.P. as of this 16th day of September, 2016; that he/she is an authorized officer of the general partner of such entity; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he/she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his/her knowledge, information and belief.

GREEN FALCON INVESTORS I, L.P.
By: GREEN FALCON INVESTORS GP, LLC its General Partner
By:	/s/ Mark Rosenthal
Name: Mark Rosenthal
Title: Secretary

Subscribed and sworn to before me, a Notary Public

/s/ Catherine P. Gover

Notary Public

My commission expires: November 10, 2017

Exhibit A-1: Verification of Green Falcon Investors I, L.P.

EXHIBIT A-2

STATE OF	)
MASSACHUSETTS

) SS
COUNTY OF	)
SUFFOLK

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended, for and on behalf of The Boston Consulting Group, Inc. as of this 16th day of September, 2016; that he is an authorized signatory of such entity; and that all action necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

.

THE BOSTON CONSULTING GROUP, INC.

/s/ Mark Rosenthal
Name: Mark Rosenthal Title: Secretary

Subscribed and sworn to before me, a Notary Public

/s/ Catherine P. Gover

Notary Public

My commission expires: November 10, 2017

Exhibit A-2: Verification of The Boston Consulting Group, Inc.